FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1         Name and Address of Company

Lightspeed POS Inc. (“Lightspeed” or the “Company”)

700 Saint-Antoine Street East, Suite 300, Montreal, Quebec H2Y 1A6, Canada

Item 2         Date of Material Change

December 1, 2020.

Item 3         News Release

A new release disclosing the material change was disseminated via the facilities of a recognized news service and filed on the System for Electronic Document Analysis and Retrieval (SEDAR) on December 1, 2020.

Item 4         Summary of Material Change

As a result of the issuance by the Company from treasury of subordinate voting shares in the capital of Lightspeed (“Subordinate Voting Shares”) as partial consideration for the acquisition of Upserve, Inc. (“Upserve”) announced by Lightspeed on December 1, 2020, all of the outstanding multiple voting shares in the capital of Lightspeed (“Multiple Voting Shares”) have been automatically converted into Subordinate Voting Shares, on a one-for-one basis as a result of the automatic conversion ownership threshold attached to the Multiple Voting Shares having been crossed, all in accordance with their terms. As a result of the automatic conversion, Lightspeed now has one class of shares issued and outstanding, namely the Subordinate Voting Shares. The Subordinate Voting Shares shall continue to carry one vote per share. Pursuant to the provisions of the Toronto Stock Exchange Company Manual, no further Multiple Voting Shares may be issued by the Company.

All of the converted Multiple Voting Shares were previously held by a company controlled by Lightspeed’s founder and Chief Executive Officer, Dax Dasilva. Immediately prior to giving effect to the issuance of 5,895,365 Subordinate Voting Shares in connection with the Upserve acquisition and the resulting automatic conversion of the Multiple Voting Shares to Subordinate Voting Shares, Mr. Dasilva owned or controlled, directly or indirectly, no Subordinate Voting Shares and 14,429,466 Multiple Voting Shares (representing approximately 12.88% of all of the Company’s issued and outstanding shares and approximately 37.16% of the voting power attached to all of the Company’s issued and outstanding shares). Immediately after giving effect to the issuance of Subordinate Voting Shares in connection with the Upserve acquisition and the resulting automatic conversion of the Multiple Voting Shares, Mr. Dasilva owns or controls, directly or indirectly, 14,429,466 Subordinate Voting Shares and no Multiple Voting Shares (representing approximately 12.24% of all of the Company’s issued and outstanding shares and approximately 12.24% of the voting power attached to all of the Company’s issued and outstanding shares). No consideration was paid or received by the holder of the Multiple Voting Shares in connection with the automatic conversion described in this news release.

Item 5         Full Description of Material Change

5.1     Full Description of Material Change

A full description of the material change is set out in Lightspeed’s news release dated December 1, 2020 and filed on Lightspeed’s SEDAR profile.

5.2     Disclosure for Restructuring Transactions

Not applicable.

Item 6         Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7         Omitted Information

Not applicable.

Item 8         Executive Officer

For more information, please contact Daniel Micak, General Counsel and Corporate Secretary of Lightspeed at (514) 907 1801 or by writing to investorrelations@lightspeedhq.com.

Item 9         Date of Report

December 2, 2020.